Exhibit V

DESCRIPTION OF THE

REGISTRANT AND RECENT

DEVELOPMENTS

NORDIC INVESTMENT BANK

On December 4, 1975, the Nordic Investment Bank (“NIB” or “the Bank”) was established by an international treaty between Denmark, Finland, Iceland, Norway and Sweden (the “Nordic Countries”) as an international financial institution to provide medium and long-term loans and guarantees. The Bank commenced operations on August 2, 1976. Through an agreement between the Nordic Countries, Estonia, Latvia and Lithuania (the “Member Countries”), which came into force on January 1, 2005 (the “2004 Agreement”), Estonia, Latvia and Lithuania became members of the Bank on equal terms.

NIB is governed by its constituent documents. The constituent documents currently in force include;

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the 2004 Agreement and the related statutes (the “Statutes”), as supplemented by an amendment agreement between the Member Countries, dated February 28, 2020 (the “Amending Agreement”), which came into force on July 29, 2020;

-	the agreement between the Government of Finland and the Bank dated October 20, 2010 (the “Host Country Agreement”), which came into force on February 16, 2011; and

-	the agreement between the Republic of Latvia and the Bank dated July 30, 2024 (the “Latvia Host Country Agreement”), which came into force on December 17, 2024.

NIB finances projects that promote productivity gains and environmental benefits for the Nordic and Baltic countries – in order to support a prosperous and sustainable Member country region. For a breakdown of NIB’s outstanding loans, see “Lending Operations of NIB.” For a description of the mission and mandate, including the credit policies followed in NIB’s lending activities, see “Lending Operations of NIB.”

The 2004 Agreement provides NIB the privileges and immunities common to international financial institutions (“IFIs”), such as inviolability of its premises, immunity from search and seizure of its property and assets, protection from pre-judgment remedies, and broad tax exemptions in relation to its official activities. For further information, see “Legal Status.”

NIB’s headquarters are located at Fabianinkatu 34, 00100 Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-10-618001 and its internet address is http://www.nib.int (reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only; information found at this website is not incorporated by reference in this document).

Statutory Purposes

The purpose of NIB, according to the 2004 Agreement and the Statutes is to make financing available in accordance with sound banking principles and, taking into account socio-economic considerations, to carry into effect investment projects of interest to the Member Countries and other countries, which receive such financing. NIB is required to make a profit from its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital; however, it is not a profit maximizing entity. NIB finances its operations from the capital paid in by Member Countries, retained earnings and by borrowing on the international capital markets. For more details see “Capitalization and Reserves”, “Funded Debt” and “Treasury Operations”.

Legal Status

Under the 2004 Agreement, NIB has the status of an international legal person with full legal capacity. In particular, NIB has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further provides that NIB, as a common international financial institution of the Member Countries, has the same status as other legal persons conducting similar operations within and outside the Member Countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities and privileges of NIB. The Member Countries have agreed that actions may be brought against NIB only in a court of competent jurisdiction in the territory of a country in which NIB has established an office or has appointed an agent for the purpose of accepting service of process, or when NIB has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member Country or by persons acting for or deriving claims from a Member Country only if NIB has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of NIB wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. Further, the property and assets of the Bank wherever located and by whomsoever held shall be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement also stipulates that the premises and archives of NIB and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB shall be exempt from payment restrictions and credit policy measures, which in any manner prevent or impede the fulfilment of commitments made by the Bank or its borrowing and lending, and that NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article of the 2004 Agreement. Consequently, NIB shall be exempt from taxes on the purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of NIB. Lending and borrowing by NIB is also exempt from all taxes and charges of a similar nature.

On October 20, 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB’s status as an international organization and further regulates certain privileges and immunities concerning NIB and its staff as well as social security for the staff. The agreement was enacted in Finland and came into force on January 16, 2011.

On July 30, 2024, NIB and the Republic of Latvia signed the Latvia Host Country Agreement. The agreement formalizes the status of NIB’s representative office in Latvia and enables NIB to employ staff in Latvia. The national law concerning the Latvia Host Country Agreement has been adopted in Latvia with effect as of November 7, 2024. The Latvia Host Country Agreement came into force on December 17, 2024.

HISTORY OF NIB

For information regarding the history of NIB, please refer to Note 1 “Company information” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

CAPITALIZATION AND RESERVES

For information regarding NIB’s capitalization and reserves, please refer to Note 21 “Capitalisation and reserves” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

FUNDED DEBT

The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at amortized cost adjusted for changes in fair value due to the hedged risk in accordance with the IFRS 9 principle on hedge accounting. For further information regarding NIB’s outstanding funded debt, please refer to Note 19 “Debts evidenced by certificates and related swaps” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2025, are included as Exhibit I to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

TREASURY OPERATIONS

For information regarding NIB’s treasury operations, please refer to Note 4 “Segment information—Treasury Operations” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

RISK MANAGEMENT

For information regarding NIB’s risk management, please refer to Note 3 “Risk management” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

LENDING OPERATIONS OF NIB

For information regarding NIB’s lending operations, please refer to Note 4 “Segment information—Lending Operations”, Note 14 “Loans outstanding and guarantee commitments” and Note 11 “Expected credit loss” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

GOVERNANCE

For information regarding NIB’s governance, please refer to the “Governance Statement” to the Financial Report included as Exhibit IV to this report on Form 18-K.

The Board of Governors has the powers granted to it in Section 13 of the Statutes. The Board of Governors is composed of eight Governors. Each Member Country is represented by the Minister designated by it as its Governor. The Board of Governors shall appoint a chair for a term of one year. The position of chair rotates among the Member Countries.

The following individuals are currently the Governors of NIB:

Governors

Denmark	Morten Bødskov	Minister for Industry, Business and Financial Affairs

Estonia	Jürgen Ligi	Minister of Finance

Finland	Riikka Purra	Minister of Finance

Iceland	Daði Már Kristófersson	Minister of Finance and Economic Affairs

Latvia	Arvils Ašeradens	Minister of Finance

Lithuania	Kristupas Vaitiekūnas	Minister of Finance

Norway	Jens Stoltenberg	Minister of Finance

Sweden	Elisabeth Svantesson Chair of the Board of Governors	Minister for Finance

All the powers of the Bank that are not vested with the Board of Governors are vested with the Board of Directors. The Board of Directors approves financing and guarantee transactions of NIB and adopts policy decisions concerning the operations of the Bank, in particular, the general framework for the financing, borrowing and treasury operations and their management. The Board of Directors may delegate its powers to the President to the extent it considers appropriate. The Board of Directors is composed of eight directors and eight alternates appointed by each Member Country for a term of four years at a time. The Board of Directors appoints from among its members a Chair and a Deputy Chair for a term of two years according to the rotation scheme adopted by the Board of Governors. The Board of Directors has established a Risk and Audit Committee to support and advise the Board of Directors in risk and audit matters, including those related to NIB’s financial reporting.

The following individuals are currently the Directors and Alternate Directors of NIB:

Directors

Denmark	Julie Sonne Deputy Chair of the Board of Directors	Head of Division, Ministry of Industry, Business and Financial Affairs

Estonia	Merle Wilkinson Chair of the Board of Directors	Government Finance Expert

Finland	Minna Nikitin	Senior Financial Adviser, International Financial Affairs Unit, Ministry of Finance

Iceland	Esther Finnbogadóttir	Head of Funding and Debt Management, Ministry of Finance and Economic Affairs

Latvia	Līga Kļaviņa	Deputy State Secretary on Financial Policy Issues, Ministry of Finance

Lithuania	Jurgita Uzielienė	Senior Adviser, European Union and International Affairs Department, Ministry of Finance

Norway	Kristin Langeland Ervik	Director, Public ownership, Ministry of Finance

Sweden	Max Elger	Government Finance Expert

Alternate Directors

Denmark	Helle Dam-Sørensen	Chief Special Advisor, Ministry of Industry, Business and Financial Affairs

Estonia	Märten Ross	Adviser on International Relations, Ministry of Finance

Finland	Petri Peltonen	Under-Secretary of State, Ministry of Economic Affairs and Employment

Iceland	Kristinn Hjörtur Jónasson	Head of Division, Ministry of Finance and Economic Affairs

Latvia	Inese Sudare	Deputy Director of Financial Resources Department, Treasury of the Republic of Latvia

Lithuania	Dovilė Jasaitienė	Head of International Affairs Division, Ministry of Finance

Norway	Tom Arild Fearnley	Investment Director, Ministry of Finance

Sweden	Camilla Kastengren	Desk Officer, Ministry of Finance

The business address of each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.

The President is responsible for conducting the Bank’s current operations and is appointed by the Board of Directors for a term of five years at a time.

The current senior management of NIB and their positions are:

Name	Position

André Küüsvek	President & CEO

Jukka Ahonen	Senior Director, Head of Communications, Secretary to the ExCo

Heikki Cantell	General Counsel & Secretary General, Head of Legal

Luca de Lorenzo	Vice-President, Head of Sustainability and Mandate

Kim Skov Jensen	Vice-President, Chief Financial Officer, Head of Treasury & Finance

Jacob Kooter Laading	Vice-President, Chief Risk Officer, Head of Risk and Compliance

Gunnar Okk	Vice-President, Chief Operating Officer, Head of IT and Business Services

Hanna Pajunen	Senior Director, Head of Human Resources

Jeanette Vitasp	Vice-President, Head of Lending

The Control Committee is established to monitor that the operations of the Bank are conducted in accordance with its Statutes, including the fulfilment of the Bank’s purpose and provisions on capital, operations and governance. The Control Committee appoints the external auditors to carry out the audit of the Bank’s financial statements. The Control Committee is composed of at least ten and a maximum of twelve members. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each country and the Board of Governors appoints two to four members including the chair and deputy chair according to the rotation scheme adopted by the Board of Governors. The members appointed by the Board of Governors are referred to as the Chairmanship. The Chairmanship administers the responsibilities and tasks of the Control Committee, monitors the Bank’s financial position, risk levels, capital and liquidity position and oversees the performance of the audit of the Bank’s financial statements, carried out by the external auditors. The Control Committee and the Chairmanship each deliver a report annually to the Board of Governors concerning their work.

The current members of the Control Committee of the Bank are:

Members of the Control Committee

Kimmo Virolainen Chair of the Control Committee

Sindre Weme Deputy Chair of the Control Committee

Joakim Stymne Member of the Control Committee Chairmanship

Denmark	Sjúrður Skaale	Member of Parliament

Estonia	Annely Akkermann	Member of Parliament

Finland	Noora Fagerström	Member of Parliament

Iceland	Vilhjálmur Árnason	Member of Parliament

Latvia	Jānis Reirs	Member of Parliament

Lithuania	Mindaugas Pakštys	Member appointed by the Parliament

Norway	Truls Vasvik	Member of Parliament

Sweden	Lars Püss	Member of Parliament

At December 31, 2025, the Bank had employees in permanent and fixed-term positions amounting to 272.